COWEN AND COMPANY, LLC

RBC CAPITAL MARKETS, LLC

As Representatives of the several Underwriters

c/o Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

April 13, 2015

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	KemPharm, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-202660

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that we anticipate distributing approximately 260 copies of the Preliminary Prospectus to underwriters, dealers, institutions and others.

The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, April 15, 2015 or as soon thereafter as practicable.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
	Name:	Grant Miller
	Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Susan Kirtland
	Name:	Susan Kirtland
	Title:	Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]